APPENDIX A

                           CERTIFICATE OF DESIGNATION
               OF SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

     4.2 ELECTION OF DIRECTORS. Whenever dividends on the Series A Preferred Stock or any outstanding shares of Parity Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the Company shall cause the number of directors of the Company to be increased by two, and shall call a meeting of the holders of the Series A Preferred Stock for the purpose of electing two additional directors. The Company shall use reasonable efforts to cause the meeting to occur on the earliest practicable date. In connection with the meeting, the Company shall cause to be nominated as a candidate for director any person that, at least twenty five calendar days prior to the meeting (i) is designated in writing by a holder of Series A Preferred Stock, (ii) who agrees in writing to serve if elected, and (iii) who provides the Company with a reasonable description of his/her personal and business background and qualifications to serve as a director of the Company; provided, however, that, (i) the Company may refuse to cause any person to be so nominated if, based on a review of such person's qualifications, the Board of Directors reasonably and objectively concludes that such person is unfit to serve as a director of the Company, and
(ii) if more than ten such persons are nominated, the Company shall nominate the ten persons designated by the holders of the greatest number of shares of Series A Preferred Stock. If no persons are nominated as described above, (i) the meeting may be cancelled, and (ii) the Board of Directors shall, as soon as practicable, appoint as directors two persons who are not affiliates of and have no material business dealings with the Company or any member of the Board of Directors. From and after such appointment, and until all dividends deemed past due have been paid (i) such directors shall serve until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified, and (ii) at each annual meeting of the shareholders of the Company, the Series A Preferred Stock, voting as a single class, shall be entitled to elect two directors of the Company. Any vacancy on the Board of Directors caused by the death or resignation of a director so elected or appointed shall be filled at the next annual meeting of the shareholders of the Company, provided, however, that the Board of Directors shall promptly appoint to fill such vacancy any qualified person designated in writing by the holders of more than 50% of the then outstanding Series A Preferred Stock. The term of office of all directors so designated by the holders of the Series A Preferred Stock will terminate immediately upon payment or setting apart for payment of all past due dividends.